United States securities and exchange commission logo





                            February 28, 2022

       Calvin Cooper
       Chief Executive Officer
       Rhove Real Estate 1, LLC
       629 N. High Street, 6th Floor
       Columbus, Ohio 43215

                                                        Re: Rhove Real Estate
1, LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed January 27,
2022
                                                            File No. 024-11645

       Dear Mr. Cooper:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

       Amended Offering Statement on Form 1-A filed January 27, 2022

       Description of City Park Quad (Columbus) Series, page 79

   1. We note your response to comment 1. Please revise your filing to include explanatory disclosures for the
following:
                                                            the in-place lease
and its expiration date
                                                            expected timeline
of renovations of the four units and which party will be responsible for those costs
                                                            expected timeline
of commencing the AirBNB operations
                                                            unaudited
information about current monthly rental revenue and operating expenses including a
discussion about the company   s expectations regarding those revenues
                                                             and expenses going
forward and what basis the information is provided on [e.g. cash
 Calvin Cooper
Rhove Real Estate 1, LLC
February 28, 2022
Page 2
          basis, GAAP basis]
          the expected accounting for the investment
      In addition, please confirm to us the company   s intention to include
audited investee
      financial statements of City Park Quad in your filings on an annual basis going forward.
U.S. Federal Income Tax Considerations, page 107

2. We note your disclosure on page 110 that you intend to elect to be taxed as a REIT under
      Sections 856 through 860 of the Internal Revenue Code. We also note your disclosure on page 56 that you intend for each series to elect and qualify to be taxed as a REIT and your disclosure on page 33 that certain of the series may elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a
      REIT. To the extent you intend that each series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT.
Plan of Distribution and Subscription Procedure, page 136

3. We note your references in the Escrow Agreement, filed as Exhibit 1A-8, in Section 3
         Deposits into the Escrow Account    to depositing    virtual
currencies   . We also see your
      statements on your website (https://rhove.com) to    Crypto, meet real
estate. Turn your
      digital assets into real estate and grow your portfolio with two of the most valuable asset
      classes in the world. Ethereum, Metamask and Aave. Get started.    Please
clarify whether
      and to what extent you will accept payment for subscriptions in virtual currencies. Tell us how and when you will determine the value of such virtual currencies. Clarify who will bear the risk of fluctuation in value of these forms of payment between the date of payment and the issuance of the securities. We may have further comment.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCalvin Cooper
                                                            Division of
Corporation Finance
Comapany NameRhove Real Estate 1, LLC
                                                            Office of Real
Estate & Construction
February 28, 2022 Page 2
cc:       Kendall Almerico, Esq.
FirstName LastName